MATERIAL FACT
LATAM AIRLINES GROUP S.A.
Issuer of securities registered in the Securities Registry
Santiago, April 7, 2026
Mrs.
Catherine Tornel
President
Commission for the Financial Market
Av. Libertador Bernardo O´Higgins 1449
Present
Ref.: Dividend Proposal for the Ordinary Shareholders’ Meeting.
____________________________________________

Dear President:
Pursuant to Circular No. 660 of your Commission, I hereby inform you of the following Material Fact regarding LATAM Airlines Group S.A. (the “Company”):
The Board of Directors of the Company, at a meeting held on this date, agreed to propose to the Ordinary Shareholders’ Meeting convened for April 23, 2026, the distribution of Dividend No. 55, definitive, minimum mandatory, for the total equivalent amount in Chilean pesos of US$37,995,268.60, which means distributing a dividend equivalent in Chilean pesos of US$0.0000661689498 per share, which, together with Dividend No. 54, provisional, paid on December 23, 2025, represents a total distribution of 30% of the distributable net income of Fiscal Year 2025. If the proposed dividend is approved by the Meeting, it shall be paid as of May 14, 2026, in Chilean pesos equivalent at the “observed” exchange rate published in the Official Gazette on the fifth business day prior to the day of distribution, that is to say, on May 8, 2026. Shareholders registered in the Shareholder Registry as of midnight on May 8, 2026, will be entitled to receive the dividend.
Yours sincerely,
Ricardo Bottas Dourado Dos Santos
Chief Financial Officer
LATAM Airlines Group S.A.
c.c.:
Santiago Stock Exchange
Santiago Chile Electronic Stock Exchange